AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 3, 2002

                                                 REGISTRATION NO. 333-47984
===============================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                          ________________________

                       POST-EFFECTIVE AMENDMENT NO. 2
                                     TO
      FORM S-1 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                              CORECOMM LIMITED
                          ________________________

           (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


           DELAWARE                        4812                  23-3032245
STATE OR OTHER JURISDICTION OF (PRIMARY STANDARD INDUSTRIAL (I.R.S. EMPLOYER INCORPORATION OR ORGANIZATION) CLASSIFICATION CODE NUMBER) IDENTIFICATION NO.)


                      110 EAST 59TH STREET, 26TH FLOOR
                          NEW YORK, NEW YORK 10022
                               (212) 906-8485

 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                 REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                          ________________________

                          RICHARD J. LUBASCH, ESQ.

                              CORECOMM LIMITED
                      110 EAST 59TH STREET, 26TH FLOOR
                          NEW YORK, NEW YORK 10022
                               (212) 906-8485

(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                           OF AGENT FOR SERVICE)
                          ________________________

 APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                PUBLIC: N/A
                          ________________________

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ] If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ] If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [X] 333-47984 If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


===============================================================================






This Post-Effective Amendment No. 2 to Form S-1 Registration Statement No. 333-47984 is filed solely to file Exhibit 4.12 as an additional exhibit to the Registration Statement. In accordance with Rule 462(d) of the Securities Act of 1933, as amended, this Post-Effective Amendment shall become effective upon filing with the Securities and Exchange Commission.

              PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)      Exhibits

EXHIBIT
NUMBER               DESCRIPTION
------               -----------

4.12 Third Supplemental Indenture, dated as of December 18, 2001, between CoreComm Limited and HSBC Bank USA, as Successor Trustee, supplementing the Indenture, dated as of October 6, 1999, as supplemented by the First Supplemental Indenture on September 29, 2000, between CoreComm Merger Sub, Inc. and The Chase Manhattan Bank, as the Former Trustee, as supplemented by the Second Supplemental Indenture on September 29, 2000, between CoreComm Limited and The Chase Manhattan Bank, as the Former Trustee






                                 SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on January 3, 2002.

                                            CORECOMM LIMITED


                                            By: /s/ Richard J. Lubasch
                                               -------------------------
                                               Name:  Richard J. Lubasch
                                               Title: Senior Vice President,
                                                      General Counsel and
                                                      Secretary


         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard J. Lubasch, Esq. such person's true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for such person and in such person's name, place and stead, in any and all capacities (until revoked in writing), to sign any and all amendments (including post-effective amendments) to this registration statement filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same with all exhibits thereto, and the other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and things requisite and necessary to be done, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


         SIGNATURE                                   TITLE                                  DATE

/s/ George S. Blumenthal                Chairman of the Board of                       January 3, 2002
---------------------------             Directors
    George S. Blumenthal


/s/ J. Barclay Knapp                    President, Chief Executive                     January 3, 2002
---------------------------             Officer, Chief Financial Officer and
    J. Barclay Knapp                    Director (Principal Executive and
                                        Financial Officer)


 /s/ Gregg N. Gorelick                  Vice President -- Controller and               January 3, 2002
---------------------------             Treasurer (Principal Accounting Officer)
     Gregg N. Gorelick


 /s/ Ted H. McCourtney                  Director                                       January 3, 2002
---------------------------
     Ted H. McCourtney


 /s/ Alan J. Patricof                   Director                                       January 3, 2002
---------------------------
     Alan J. Patricof


 /s/ Warren Potash                      Director                                       January 3, 2002
---------------------------
     Warren Potash










                                                                  EXHIBIT 4.12

                              CORECOMM LIMITED

                                    and

                               HSBC BANK USA,
                            as Successor Trustee

                        THIRD SUPPLEMENTAL INDENTURE

                       Dated as of December 18, 2001

         Supplementing the Indenture, dated as of October 6, 1999,
           between CoreComm Limited and The Chase Manhattan Bank,
                           as the Former Trustee,
            as supplemented by the First Supplemental Indenture,
                      dated as of September 29, 2000,
      between CoreComm Merger Sub, Inc. and The Chase Manhattan Bank,
 as the Former Trustee, as supplemented by the Second Supplemental Indenture, dated as of September 29, 2000, between CoreComm Limited and The Chase Manhattan Bank, as the Former Trustee

                 6% Convertible Subordinated Notes due 2006







         THIRD SUPPLEMENTAL INDENTURE, dated as of December 18, 2001 (this "Third Supplemental Indenture"), between CoreComm Limited, a corporation 1 duly organized and existing under the laws of the State of Delaware (the "Company"), and HSBC Bank USA, a banking corporation and trust company duly organized and existing under the laws of the State of New York, as successor trustee (the "Successor Trustee") supplements the indenture, dated as of October 6, 1999 (as supplemented by the First Supplemental Indenture and the Second Supplemental Indenture described below, the "Indenture"), between CoreComm Limited, a Bermuda corporation ("CoreComm"), and The Chase Manhattan Bank, a corporation duly organized and existing under the laws of the State of New York, as the former trustee (the "Former Trustee"), as supplemented by the First Supplemental Indenture, dated as of September 29, 2000 (the "First Supplemental Indenture"), between CoreComm Merger Sub, Inc., a Delaware corporation ("Merger Sub"), and the Former Trustee, as supplemented by the Second Supplemental Indenture, dated as of September 29, 2000 (the "Second Supplemental Indenture"), between the Company and the Former Trustee.

         WHEREAS, CoreComm and the Former Trustee previously entered into and executed the Indenture providing for, among other things, the creation, execution, authentication and delivery by CoreComm of its 6% Convertible Subordinated Notes due 2006 (the "Notes"), which Notes were initially convertible into shares of common stock, par value $0.01 per share, of CoreComm in accordance with the terms and conditions of the Indenture;

         WHEREAS, CoreComm merged with and into Merger Sub with Merger Sub being the surviving corporation, and Merger Sub and the Former Trustee previously entered into and executed the First Supplemental Indenture pursuant to which Merger Sub assumed the obligations of CoreComm under the Indenture;

         WHEREAS, Merger Sub merged with and into the Company with the Company being the surviving corporation, and the Company and the Former Trustee previously entered into and executed the Second Supplemental Indenture pursuant to which the Company assumed the obligations of Merger Sub under the Indenture;

         WHEREAS, the Company, the Successor Trustee and the Former Trustee executed and delivered an Instrument of Resignation, Appointment and Acceptance, dated as of July 24, 2001, pursuant to which the (1) Former Trustee resigned as the Trustee, Registrar, Paying Agent and Conversion Agent under the Indenture, (2) Company appointed the Successor Trustee to succeed the Former Trustee as Trustee, Registrar, Paying Agent and Conversion Agent under the Indenture and (3) Successor Trustee accepted the appointment as Trustee, Registrar, Paying Agent and Conversion Agent under the Indenture;

         WHEREAS, Section 11.02 of the Indenture provides that the Company and the Trustee may amend or supplement the Indenture or the Notes with the written consent of the Holders of at least a majority in principal amount of the then outstanding Notes (the "Requisite Consents"), subject to certain exceptions specified in Section 11.02 of the Indenture;

         WHEREAS, the Company is entering into this Third Supplemental Indenture to eliminate or amend certain of the covenants and other provisions contained in the form of Notes and Article I, Article III,
Article IV, Article VII and Article VIII of the Indenture, as well as certain cross references relating to such eliminations or amendments (such proposed eliminations or amendments are collectively referred to herein as the "Proposals");

         WHEREAS, the Company has obtained the Requisite Consents to the Proposals;

         WHEREAS, the Company has provided copies of the Requisite Consents to the Successor Trustee;

         WHEREAS, the conditions set forth in the Indenture for the execution and delivery of this Third Supplemental Indenture have been complied with by the Company; and

         WHEREAS, all actions necessary to make this Third Supplemental Indenture a valid and binding agreement of the Company and the successor Trustee, in accordance with its terms, and a valid amendment of, and supplement to, the Indenture have been performed and fulfilled.

         NOW, THEREFORE, for and in consideration of the premises and the mutual covenants herein contained each party has executed and delivered this Third Supplemental Indenture, and the Company hereby covenants and agrees with the Successor Trustee, for the equal and ratable benefit of the Holders of the Notes, that the Indenture is supplemented and amended, to the extent and for the purposes expressed herein, as follows:

                                 ARTICLE I
                                  GENERAL

         For all purposes of the Indenture and this Third Supplemental Indenture, except as otherwise expressly provided or unless the context otherwise requires:

            (a) the words "herein," "hereof" and "hereunder" and other words of similar import refer to the Indenture and this Third Supplemental Indenture as a whole and not to any particular Article, Section or subdivision;

            (b) the Table of Contents contained in the Indenture shall be amended and supplemented to reflect the provisions of this Third
Supplemental Indenture; and

            (c) capitalized terms used but not defined herein shall have the meanings assigned to them in the Indenture.

                                ARTICLE II
                         AMENDMENT OF THE INDENTURE

         SECTION 2.1 Definitions. Section 1.01 of the Indenture is hereby amended by deleting the following definitions in their entirety: Change of Control; Permitted Designee; and Permitted Holder.

         SECTION 2.2 Other Definitions. Section 1.02 of the Indenture is hereby amended to read in its entirety as follows:

                                                                      Defined
                          Term                                      in Section
                          ----                                      ----------

"Accredited Investor Restricted Notes"..............................     2.01
"Additional Amounts".................................................    4.08
"Agent Member".......................................................    2.01
"Bankruptcy Law".....................................................    8.01
"Cedel"..............................................................    2.01
"Conversion Agent"...................................................    2.03
"Conversion Date"....................................................    5.02
"Conversion Price"...................................................    5.06
"Conversion Shares"..................................................    5.06
"Custodian"..........................................................    8.01
"Distribution Date"..................................................    5.06
"Distribution Record Date"...........................................    5.06
"Euroclear"..........................................................    2.01
"Event of Default"...................................................    8.01
"Global Note"........................................................    2.01
"Legal Holiday"......................................................   12.08
"Officer"............................................................   12.11
"Paying Agent".......................................................    2.03
"Payment Blockage Notice"............................................    6.02
"Payment Blockage Period"............................................    6.02
"Payment Default"....................................................    8.01
"Purchase Date"......................................................    5.06
"QIBs"...............................................................    2.01
"Registrar"..........................................................    2.03
"Regulation S".......................................................    2.01
"Regulation S Global Note"...........................................    2.01
"Restricted Notes"...................................................    2.01
"Rights".............................................................    5.06
"Rule 144A"..........................................................    2.01
"Rule 144A Global Note"..............................................    2.01

         SECTION 2.3 Covenants. (a) Section 3.09 of the Indenture is hereby amended to read in its entirety as follows:

         Section 3.09  Deleted.

            (b) Section 4.01 of the Indenture is hereby amended to read in its entirety as follows:

         Section 4.01  Payment of Notes.

         The Company shall pay the principal of, premium, if any and interest on, the Notes on the dates and in the manner provided in the Notes. Principal, premium, if any, and interest shall be considered paid on the date due if the Paying Agent (other than the Company or an Affiliate of the Company) holds on that date money designated for and sufficient to pay all principal, premium, if any, and interest then due. To the extent lawful, the Company shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on: (i) overdue principal and premium, if any, at the rate borne by the Notes, compounded semiannually; and (ii) overdue installments of interest or (without regard to any applicable grace period) at the same rate, compounded semiannually.

         Whenever in this Indenture or the Notes there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to any Note such mention shall be deemed to include mention of the payment of Special Interest provided for in Section 2 of the Notes to the extent that, in such context, Special Interest is, was or would be payable in respect thereof pursuant to the provisions of Section 2 of the Notes and express mention of the payment of Special Interest (if applicable) in any provisions hereof shall not be construed as excluding Special Interest in those provisions hereof where such express mention is not made (if applicable).

            (c) Section 4.07 of the Indenture is hereby amended to read in its entirety as follows:

         Section 4.07  Deleted.

            (d) Section 4.08 of the Indenture is hereby amended to read in its entirety as follows:

         Section 4.08  Payment of Additional Amounts.

         At least 10 days prior to the first date on which payment of principal and any premium or interest on the Notes is to be made, and at least 10 days prior to any subsequent such date if there has been any change with respect to the matters set forth in the Officers' Certificate described in this Section 4.08, the Company shall furnish the Trustee and the Paying Agent, if other than the Trustee, with an Officers' Certificate instructing the Trustee and the Paying Agent whether the Company is obligated to pay Additional Amounts (as defined in Section 3 of the Notes) with respect to such payment of principal, or of any premium or interest on the Notes. If the Company will be obligated to pay Additional Amounts with respect to such payment then such Officers' Certificate shall specify by country the amount, if any, required to be withheld on such payments to such Holders and the Company will pay to the Trustee or the Paying Agent such Additional Amounts. The Company shall indemnify the Trustee and the Paying Agent for, and hold them harmless against, any loss, liability or expense reasonably incurred without negligence or bad faith on their part arising out of or in connection with actions taken or omitted by any of them in reliance on any Officers' Certificate furnished to them pursuant to this Section 4.08.

         Whenever in this Indenture or the Notes there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to any Note such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this Section 4.08 and Section 3 of the Notes to the extent that, in such context, Additional Amounts, are, were or would be payable in respect thereof pursuant to the provisions of this Section 4.08 and Section 3 of the Notes and express mention of the payment of Additional Amounts (if applicable) in any provisions hereof shall not be construed as excluding Additional Amounts in those provisions hereof where such express mention is not made (if applicable).

            (e) Article VII of the Indenture is hereby amended to read in its entirety as follows:

                                ARTICLE VII
                                 SUCCESSORS

         Section 7.01 Deleted.

         Section 7.02 Successor Corporation Substituted.

         Upon any consolidation or merger, the successor corporation formed by such consolidation or into or with which the Company is merged shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture with the same effect as if such successor Person has been named as the Company herein.

         SECTION 2.4 Defaults and Remedies. (a) Section 8.01(b) of the Indenture is hereby amended to read in its entirety as follows:

            (b) the Company defaults in the payment of the principal of any Note when the same becomes due and payable at maturity, upon optional redemption, upon declaration or otherwise;

            (b) Section 8.01(c) of the Indenture is hereby amended to read in its entirety as follows:

            (c) Deleted;

                                ARTICLE III
                       AMENDMENT OF THE FORM OF NOTES

         SECTION 3.1 Form of Notes. (a) The initial paragraph of Page A-3 of the form of Notes, Exhibit A to the Indenture, is hereby amended to read in its entirety as follows:

         CoreComm Limited, a Delaware corporation (the "Company"), promises to pay to __________________________ or registered assigns, the principal sum of ____________________ $[____________] [, or such other amount as is indicated on Schedule A hereof * ,] on October 1, 2006, subject to the further provisions of this Note set forth on the reverse hereof which further provisions shall for all purposes have the same effect as if set forth at this place.

            (b) Section 3(d) of the form of Notes is hereby amended to read in its entirety as follows:

                        (d) any tax, assessment or other governmental
               charge which is collectible otherwise than by withholding from payments of principal amount, redemption amount or interest with respect to a Note or withholding from the proceeds of a sale or exchange of a Note;

            (c) Section 3(e) of the form of Notes is hereby amended to read in its entirety as follows:

                        (e) any tax, assessment or other governmental
               charge required to be withheld by any Paying Agent from any payment of principal amount, redemption amount or interest with respect to a Note, if such payment can be made, and is in fact made, without such withholding by any other Paying Agent located inside the United States;

            (d) The first sentence of Section 6 of the form of Notes is hereby amended to read in its entirety as follows:

                        6. Indenture. CoreComm Limited, a Bermuda
               corporation ("CoreComm"), issued the Notes under an Indenture, dated as of October 6, 1999 (as supplemented, the "Indenture"), between CoreComm and The Chase Manhattan Bank, as Trustee, as supplemented by the First Supplemental Indenture, dated as of September 29, 2000, between CoreComm Merger Sub, Inc., a Delaware corporation, and The Chase Manhattan Bank, as Trustee, as supplemented by the Second Supplemental Indenture, dated as of September 29, 2000, between the Company and The Chase Manhattan Bank, as Trustee, as supplemented by the Third Supplemental Indenture, dated as of December 18, 2001, between the Company and HSBC Bank USA, as successor Trustee.

            (e) Section 11 of the form of Notes is hereby amended to read in its entirety as follows:

               11.  Deleted.

            (f) The form "OPTION OF HOLDER TO ELECT TO PURCHASE" on Page A-14 of the form of Notes is hereby deleted in its entirety.

                                ARTICLE IV
                               MISCELLANEOUS

         SECTION 4.1 Effect of Third Supplemental Indenture. Upon the execution and delivery of this Third Supplemental Indenture by the Successor Trustee and the Company, the Indenture shall be supplemented in accordance herewith, and this Third Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered under the Indenture shall be bound hereby and thereby.

         SECTION 4.2 Notation Reflecting Third Supplemental Indenture. The Successor Trustee may place an appropriate notation about this Third Supplemental Indenture on any Note authenticated after the execution and delivery of this Third Supplemental Indenture. The Company in exchange for all Notes may issue and the Successor Trustee shall authenticate new Notes that reflect this Third Supplemental Indenture. Failure to make such notation on a Note or to issue a new Note as aforesaid shall not affect the validity and effect of such amendment or waiver.

         SECTION 4.3 Indenture Remains in Full Force and Effect. Except as supplemented hereby, all provisions in the Indenture shall remain in full force and effect.

         SECTION 4.4 Indenture and Third Supplemental Indenture Construed Together. This Third Supplemental Indenture is an indenture supplemental to and an amendment of the Indenture, and the Indenture and this Third Supplemental Indenture shall henceforth be read and construed together.

         SECTION 4.5 Confirmation and Preservation of Indenture. The Indenture as supplemented by this Third Supplemental Indenture is in all respects confirmed and preserved.

         SECTION 4.6 Conflict with Trust Indenture Act. If any provision of this Third Supplemental Indenture limits, qualifies or conflicts with any provision of the TIA that is required (or deemed) under the TIA to be part of and govern any provision of this Third Supplemental Indenture, the provision of the TIA shall control. If any provision of this Third Supplemental Indenture modifies or excludes any provision of the TIA that may be so modified or excluded, the provision of the TIA shall be deemed to apply to this Third Supplemental Indenture as so modified or to be so excluded by this Third Supplemental Indenture, as the case may be.

         SECTION 4.7 Severability. In case any provision of this Third Supplemental Indenture shall be held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

         SECTION 4.8 Headings. The Article and Section headings of this Third Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this Third Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof, of the Indenture or of the Notes.

         SECTION 4.9 Benefits of Third Supplemental Indenture, Etc. Nothing in this Third Supplemental Indenture or the Notes, express or implied, shall give to any Person, other than the parties hereto and thereto and their successors hereunder and thereunder, any benefit of any legal or equitable right, remedy or claim under the Indenture, this Third Supplemental Indenture or the Notes.

         SECTION 4.10 Successors. All agreements of the Company in this Third Supplemental Indenture shall bind its successors. All agreements of the Successor Trustee in this Third Supplemental Indenture shall bind its successors.

         SECTION 4.11 Successor Trustee not Responsible for Recitals. The Successor Trustee shall not be liable or responsible for, and makes no representation as to, the validity or adequacy of this Third Supplemental Indenture or as to the due execution hereof by the Company or as to recitals of fact contained herein, all of which are made by the Company.

         SECTION 4.12 Certain Duties and Responsibilities of the Successor Trustee. In entering into this Third Supplemental Indenture, the Successor Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability of or affording protection to the Successor Trustee, whether or not elsewhere herein so provided.

         SECTION 4.13 Governing Law. The internal laws of the State of New York shall govern this Third Supplemental Indenture, without regard to the conflict of laws provisions thereof.

         SECTION 4.14 Counterpart Originals. The parties may sign any number of copies of this Third Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

          (The balance of this page is intentionally left blank.)






         IN WITNESS WHEREOF, the parties hereto have caused this Third Supplemental Indenture to be duly executed as of the day and year first above written.

                              CORECOMM LIMITED

                              By:   /s/ Richard S. Lubasch
                                  -----------------------------------
                                  Name:    Russ Paladino
                                  Title:   Senior Vice President,
                                           General Counsel and
                                           Secretary


                              HSBC BANK USA,
                              AS SUCCESSOR TRUSTEE

                              By:   /s/ Russ Paladino
                                  -----------------------------------
                                  Name:    Russ Paladino
                                  Title:   Vice President